Exhibit 100.1

NICE Actimize Recognized in 2016 Anti-Money Laundering “Know Your
Customer Systems” Market Update Analyst Report

Research firm notes how NICE Actimize’s CDD solutions streamline the KYC process through the entire customer lifecycle

New York – September 22, 2016 – NICE Actimize, a NICE (Nasdaq:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, was profiled in the CEB TowerGroup analyst report, “Do You Know Who I Am - Know Your Customer Systems Market Update” issued recently. The report examines the growing importance of KYC systems and its growing prioritization in a financial institution’s technology solutions arsenal.

According to the report, the NICE Actimize CDD/KYC solutions suite streamlines the KYC process from customer onboarding to risk assessment and mitigation through the entirety of the customer lifecycle. The approach incorporates risk assessment into every step of the process, allowing for faster account decisioning and consistency across the enterprise in risk control processes. The report added, “…the solution enables real-time risk assessment during the onboarding process and monitors for ongoing changes to the customer risk throughout the entire customer lifecycle. It also sends alerts for significant changes based on the institution’s risk policy.”

“KYC solutions rank among the most-valued commercial banking technologies due to their ability to help banks reduce risk and comply with regulations,” said CEB TowerGroup Research Director and Principal Executive Advisor, Andy Schmidt. He adds, “We expect emerging technologies — including dynamic risk questionnaires, beneficial ownership detection, and centralized KYC hubs — to influence commercial banks’ short-term and long-term investment roadmaps for KYC solutions as they look to improve both their KYC processes and their customer onboarding capabilities.”

The CEB report summarized, “NICE Actimize’s Version 2.3, released in May 2016, includes enhanced real-time web services support for a dynamic interview process and for connection to existing in-house onboarding systems.” According to CEB, the solution also includes additional enterprise support for large, global organizations with a more granular permissions and roles mechanism, improved risk scoring flexibility, and enhanced controls over the ongoing due diligence process.

“The ability to automatically detect beneficial ownership when onboarding customers is an increasingly important facet of due diligence requirements and is an integrated function within our CDD solution,” said David Kwan, VP and General Manager, Anti-Money Laundering, NICE Actimize. “KYC systems reduce the manual burden by verifying customers’ identities and business relationships by screening customers against sanctions and beneficial owner lists prior to account opening, and play a pivotal role in identifying and assessing the risk of all customers and transactions to prevent a host of illegal activities including criminal and terrorist financing.”

According to the CEB report, “Leading financial institutions are focusing their investments on compliance technology in an effort to more effectively manage regulatory requirements. Money laundering continues to be a leading area of compliance risk for banks, and as a result, investment in AML and KYC is rising steadily. Sixty-two percent of executives expect spend on KYC to increase by 2017, with 29% expecting a 4-10% increase.”

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Systems Ltd.
ir@nice.com

Technology Assessment Disclaimer
CEB does not endorse any vendor, product or service depicted in our CEB TowerGroup publications and does not advise technology users to select only those vendors rated “best in class.” CEB TowerGroup research publications consist of the opinions of CEB TowerGroup’s analysts and should not be construed as statements of fact. CEB disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Kwan are based on the current expectations of the management of NICE Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.